Exhibit 12. Computation of Ratios

Debt to Total Market Capitalization Ratio

	Year Ended	Year Ended
	December 31, 2012	December 31, 2012
	excluding unconsolidated	including pro rata share of
Dollars in thousands	joint venture debt	unconsolidated joint venture debt

Total Common Shares Outstanding	89,366	89,366
Closing Price Per Share	8.38	8.38
Equity Market Capitalization Common Shares	748,887	748,887
Preferred Stock (at face value)	110,000	110,000
Total Debt	746,576	982,517
Total Market Capitalization	1,605,463	1,841,404
Debt to Total Market Capitalization	46.5%	53.4%

Interest Expense Coverage Ratio

See Part II, Item 7, page 60 of this Form 10-K for the calculation